UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)

1.   Name and Address of Reporting Person*

     Finelt    Harold
     (Last)    (First)   (Middle)

     c/o American Research & Development Corporation
     45 Milk Street
          (Street)

     Boston    Massachusetts  02109
     (City)    (State)        (Zip)

2.   Issuer Name and Ticker or Trading Symbol
     Medialink Worldwide Incorporated (MDLK)

3.   IRS or Social Security Number of Reporting Person (Voluntary)
     ###-##-####

4.   Statement for Month/Year
                    05/97

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)
     /X/  Director                      / /  10% Owner
     / /  Officer (give title below)    / /  Other (specify below)

     -------------------------------------------------------------------------

 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                           4.   Securities Acquired
                                                       3.   Transaction         (A) or Disposed of (D)
                                   2.   Trans-              Code                (Instr. 3, 4 and 5)
                                        action              (Instr. 8)          -------------------------
                                        Date                -------------                 (A) or
1.   Title of Security (Instr.3)        (Month/Day/Year)    Code      V         Amount    (D)       Price
     ---------------------------        ----------------    -----   -----       -------   -------   ------
     Common Stock                       05/05/97            J*                  545,070   D         $7.50
                                        05/05/97            J*                   61,224   A          7.50


                                   5.   Amount         6.   Ownership
                                        of Secu-            Form:
                                        rities              Direct         7.   Nature of
                                        Beneficially        (D) or              Indirect
                                        Owned At End        Indirect            Beneficial
                                        of Month            (I)                 Ownership
                                        (Instr. 3 and 4)    (Instr. 4)          (Instr. 4)
                                        -----------         ------------       ------------

                                                            I                   *
                                        61,224              D**


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
          (Print or Type Responses)

*If the form is filed by more than one reporting person, see Instruction
4(b)(v).


                    Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                              (e.g., puts, calls, warrants, options, convertible securities)

                                                                                5.   Number of Deriva-
                                                                                     tive Securities     6.   Date Exercisable
                                                            4.   Transaction         Acquired (A) or          and Expiration
                              2.   Conver-   3.   Trans-         Code                Disposed of (D)          Date (Month/Day/
                                   sion or        ation          (Instr. 8)          (Instr. 3, 4, and 5)     Year)
                                   Exercise       Date           ------------        ----------------------   ----------------
                                   Price of       (Month/                                                     Date      Expir-
1.   Title of Derivative           Derivative     Day/                                                        Exer-     ation
     Security (Instr. 3)           Security       Year)          Code      V              (A)       (D)       cisable   Date
    ------------------------       -----------    ---------      -----    ---        --------- ------------   -------   ------
     Option                        $3.54          2/12/96        A                        14,400              2/12/96   2/12/06
     (Right to Buy)***             $10 1/8        1/31/97        A         V               3,000              1/31/98   1/31/07







                              7.   Title and Amount of                     9.   Number of      10.  Ownership
                                   Underlying Securities                        Derivative          Form of
                                   (Instr. 3 and 4)         8.   Price of       Securities          Derivative     11.  Nature of
                                   ------------------------      Derivative     Beneficially        Security:           Indirect
                                                  Amount or      Secur-         Owned at End        Direct (D)          Beneficial
                                                  Number of      ity            of Month            or Indirect         Ownership
                                   Title          Shares         (Instr. 5)     (Instr. 4)          (I) (Instr. 4)      (Instr. 4)
                                   ------         ----------     ----------     ------------        --------------      -----------
                                   Common Stock   14,400                                            D
                                   Common Stock    3,000                        17,400              D



Explanation of Responses:

*Such shares were held by American Research Development II, L.P. Frances J. Hughes, Jr. and Harold Finelt are the individual general partners of ARD Partners, USA, L.P., a general partner of ARD Master, L.P. Mr. Finelt disclaims beneficial interest of such shares.

**Distribution of shares of American Research & Development II, L.P., a limited partnership, to its partners.

***Stock options granted pursuant to the Company's 1996 Directors Stock Option Plan.


               /s/Harold Finelt                             5/27/97
-----------------------------------------------   ---------------------------
     **Signature of Reporting Person                        Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained on this form are not required to respond unless the form displays a currently valid OMB Number.